



Anthony Spina · 2nd
PRIMER Co-Founder | Former White Claw and Pabst
Greater Chicago Area · Contact info
500+ connections

PRIMER Electrolyte Charged Hard Seltzers

Harvard Business School Online

Experience


Co-Founder | Co-CEO
PRIMER Electrolyte Charged Hard Seltzers · Full-time
Jan 2021 - Present · 1 yr 3 mos


Founder
Three Degrees, Inc.
Aug 2019 - Present · 2 yrs 8 mos
Worldwide

A marketing collective bridging the past and present to create actionable brand strategy for a bright future.


Mike's Hard Lemonade
1 yr 1 mo
Chicago, Illinois

Senior Brand Manager, White Claw Hard Seltzer
Aug 2018 - Jul 2019 · 1 yr

- Oversaw day-to-day management of White Claw, including brand strategy, new product innovation, sales collateral and POS development, packaging development, partnership identification, sustainability initiatives, digital strategy and community programming. ...see more



Senior Brand Manager - Mikes Harder
Jul 2018 · 1 mo


Pabst Brewing Company
7 yrs 6 mos

Brand Manager - Old Style beer
Feb 2015 - Jun 2018 · 3 yrs 5 mos
Greater Chicago Area

- Led marketing planning for the Old Style brand, including brand strategy, idea generation, content development, programming, brand identity, execution, advertising, media, partnerships, collaborations, sponsorships, experiential events, brand licensing, and B2B.



Field and Culture Marketing - Pabst Portfolio
Dec 2012 - Jan 2015 · 2 yrs 2 mos
Greater Chicago Area

- Served as first-ever field marketing agent; drove local field marketing strategy and execution for key brands in PBC portfolio in IL, including PBR, Old Style, Schlitz, and Colt 45; developed unique on- and off-premise programming.



Retail Sales Manager
Jan 2012 - Dec 2012 · 1 yr
Greater Chicago Area

- Managed 100 key accounts and led field sales strategy and execution for PBC portfolio, including PBR, Old Style, Lone Star, Schiltz, Colt 45, Old Milwaukee, and Special Export.

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Field Marketing Representative
BR Zoom
Dec 2009 - Dec 2010 · 1 yr 1 mo
Greater Chicago Area

- Served as company's first dedicated field marketing representative for Old Style brand.
- Developed on-premise key account list consisting of influential bars, restaurants, and venues in Chicago.

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Education

 **Harvard Business School Online**
Disruptive Strategy
2020 - 2020

 **Harvard Business School Online**
Entrepreneurship Essentials
2020 - 2020

 **Quinlan School of Business, Loyola University Chicago**
Executive Education - Mini MBA
2015

Show all 4 education →